UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030630

NO ACT
P.E 1-7-2002
1-10689

March 18, 2002

Christopher T. Di Nardo
Associate Counsel
Liz Claiborne, Inc.
One Claiborne Avenue
North Bergen, NJ 07047

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

Re: Liz Claiborne, Inc.
Incoming letter dated January 7, 2002

Dear Mr. Di Nardo:

This is in response to your letter dated January 7, 2002 concerning the shareholder proposal submitted to Liz Claiborne by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
APR 22 2002
THOMSON
FINANCIAL

Enclosures

cc: Jerry O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

January 7, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Liz Claiborne, Inc. (File No. 0-9831) - Omission of Shareholder Proposal (IBEW) Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is submitted on behalf of Liz Claiborne, Inc. (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to a stockholder proposal and accompanying supporting Statement (the "Proposal") submitted for inclusion in the Company's proxy statement and form of proxy to be used in connection with its 2002 Annual Meeting of Stockholders (the "Proxy Materials"). For the reasons set forth in this letter, the Company believes it is appropriate to omit the Proposal from its Proxy Materials. The Proposal was submitted to the Company by the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j), enclosed are one original and five copies of this letter, six copies of the Proponent's letter dated November 30, 2001, containing the Proposal, as Exhibit A, six copies of an opinion of the Company's Delaware counsel, as Exhibit B, and six copies of correspondence between the parties concerning the proponent's share ownership, as suggested by the Staff of the Division of Corporate Finance (the "Staff") in Staff Legal Bulletin No. 14. By copy of this letter, the Proponent is being notified of the Company's intention to omit the Proposal from the Proxy Materials.

For the reasons set forth in this letter, the Company hereby respectfully requests that the Staff not recommend enforcement action to the Securities Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials.

The Company plans to commence the mailing of its definitive proxy materials on or about March 29, 2002. Accordingly, we would appreciate the Staff's prompt advice on this matter.

The Company has determined that the Proposal may be omitted from the Proxy Materials for the following reasons:

I. the Proposal may be excluded under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law; and

II. the Proposal may be excluded under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

The Proposal

The proposed resolution included within the Proposal reads as follows: "RESOLVED, that the shareholders of Liz Claiborne, Inc. ("Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as 'golden parachutes'."

Statement of Reasons to Exclude

I. The Proposal may be excluded under Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to breach the terms of one or more existing agreements in violation of Delaware law.

Under Rule 14a-8(i)(2), a company may omit a proposal that would, if implemented, cause it "to violate any federal, state or foreign law to which it is subject." That a contract cannot be unilaterally terminated by a party thereto is a generally accepted rule of law. *See Williston* on Contracts §§ 1330, 1338, 1423, 1430 and annotations (3rd ed. 1968). Furthermore, the unilateral termination of a contract constitutes a breach, which is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts at 1290 (3d ed. 1968).

In the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure so to do, he is liable to the [other party] for the damages resulting therefrom." *See* Wills v. Shockley, 157 A.2d 252, 253 (Del. Super. Ct. 1960). Pursuant to Delaware law, the unilateral breach of a contract would violate Delaware contract law. *See, e.g.,* Kenyon v. Holbrook Microfilming Serv., Inc., 155 F.2d 913 (2d Cir. 1946); Bowers v. Columbia Gen. Corp., 336 F. Supp. 609 (D. Del. 1971). Although the proposal does not mandate the Company to abrogate its existing agreements, as worded the proposal is not limited to prospective application. The Proposal seeks to have stockholders approve, among other things, all current executive officer severance agreements. The Company has previously agreed to all of the specific terms, provisions and contractual obligations in severance agreements with executive officers. If the stockholders adopt the proposal, the Company would presumably be expected to alter the terms and provisions effectively breaching its contractual obligations, thereby violating state law governing such contracts.

The Staff has long recognized that companies may exclude shareholder proposals that seek to require them to breach existing agreements or contractual obligations. For example, Goldfield

Corp. received a proposal requesting that the Company seek shareholder approval of all present and future executive officer severance agreements. The Staff agreed with the Goldfield position that this proposal was excludable pursuant to Rule 14a-8(i)(2) "because it may cause the company to breach its existing severance agreements or ." *See* Goldfield Corp. (March 28, 2001). *See also* NetCurrents, Inc. (June 1, 2001) (allowing exclusion of proposal seeking to create an independent compensation committee which would replace all existing executive compensation); International Bus. Machs. Corp. (February 27, 2000) (allowing exclusion of proposal requesting the termination and renegotiation of an executive retirement package); International Bus. Machs. Corp. (December 15, 1995) (allowing exclusion of proposal seeking to reduce the compensation of three executive officers); Citizen's First Bancorp, Inc. (March 24, 1992) (allowing exclusion of proposal to terminate two executives' severance agreements).

Accordingly, the Company respectively submits that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(2), because if implemented, the Company would be required to breach existing agreements in violation of Delaware law. We have included the opinion of Delaware Counsel in support of this position as Exhibit B.

Alternatively, the Company respectively submits that, at a minimum, the Proposal should be modified to eliminate its applicability to current agreements of the Company. We are mindful that he Staff has permitted proponents to modify their respective proposals so that the implementation thereof would avoid any potential violations of applicable law and therefore avoid exclusion of such proposal under Rule 14a-8(i)(2) . *See* Goldfield Corp. (March 28, 2001); TPI Enterprises, Incorporated (March 13, 1990); Transamerica Corporation (January 10, 1990). The Company respectively requests that, in the event the staff determines that the Proposal may not be excluded in its entirety, the Staff instruct the proponent to so modify the Proposal.

II. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it.

Under Rule 14a-8(i)(6), a proposal may be excluded "if the company would lack the power or authority to implement the proposal." Since the terms and provisions of the Company's severance agreements with its executive officers do not allow the Company to unilaterally modify the terms of such agreements, the Company would not have the power or authority to implement the Proposal.

The Company is party to certain executive severance agreements, which contain explicit provisions regarding, among other things, amounts payable to the executive upon a termination of employment following a change of control, as well as termination and modification provisions. The material provisions of the Company's arrangements with Paul R. Charron, the CEO of the Company, are described each year in the Company's Proxy Statement. Since any unilateral modification of such terms or provisions by the Company would be a breach of its obligations thereunder, , the Company lacks the power and authority to implement the Proposal.

The Staff has permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the contractual authority to perform. For example, the Staff granted a company's no-action request in relation to a proposal that unilaterally sought the reduction of contractual advisor fees. *See* Putnam High Income Convertible and Bond Fund (April 6, 2001)(allowing a company to omit a proposal that unilaterally required the reduction of contractual advisor fees). *See also* Sensar Corp. (May 14, 2001)(allowing omission of proposal that could cause the company to breach its existing contractual obligations); Whitman Corp. (February 15, 2000)(allowing omission of proposal that unilaterally rescinded an existing agreement with another company); Galaxy Foods Company (October 12, 1999)(allowing omission of proposal not to extend executive's promissory note, breaching his employment agreement); BankAmerica Corp. (February 24, 1999) (allowing omission of proposal seeking to rescind and reduce a company's employment benefits).

Accordingly, the Company respectfully submits that the Proposal may be omitted under Rule 14a-8(i)(6), because the Company does not have the power or authority to implement the Proposal.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials. We would appreciate the Staff's response at its earliest convenience.

If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call me at (201) 295-7833 or Nicholas J. Rubino at (201) 295-7837.

Please acknowledge receipt of this letter and Exhibits by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Christopher T. Di Nardo
Associate Counsel

cc: Jeremiah J. O'Connor,
Trust of the International Brotherhood of Electrical Workers' Pension Benefit Fund
Roberta S. Karp, Esq.
Nicholas J. Rubino, Esq.

Exhibit A

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

November 30, 2001

VIA FAX AND U. S. MAIL

Ms. Roberta Schuhalter Karp
General Counsel and Secretary
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

Dear Ms. Karp:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Liz Claiborne ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to **"Executive Officer Severance Pay Agreements"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 33,735 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Form 872

RESOLVED, that the shareholders of Liz Claiborne, Inc. ("Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as "golden parachutes."

Supporting Statement

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interest than their board responsibilities to the company they are empowered to lead.

Our Company currently has very generous severance and change-in-control agreements with key executives that provide for payments and other benefits if the executive is terminated without "cause" of if a change in control occurs. For example, the Company's most recent proxy statement describes the payments to be made to Chairman of the Board and Chief Executive Officer Paul Charron:

> The Company has an employment agreement with Paul R. Charron . . . . The agreement also provides that if his employment is terminated either by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall receive a severance payment of $1.75 million. . . .
>
> In January 2001, the Company entered into a severance agreement with Mr. Charron providing that in the event that within three years of a change in control of the Company (as defined in the agreement) Mr. Charron's employment is terminated by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall be entitled to receive a lump sum payment equal to three times his average base salary and bonuses for the three years preceding such termination or resignation, accelerated vesting of Mr. Charron's balances under the Company's SERP and the UDCP, and continued health and welfare benefits for three years. In the event that the payment and benefits to be received by Mr. Charron in such circumstances are in excess of 105% of the amount that would trigger "golden parachute" excise taxes under the Internal Revenue Code, the Company is required to pay Mr. Charron such additional amounts as may be necessary to place him in the same after tax position as if the payments or benefits had not been subject to such excise tax.

The justification offered for the granting of these generous benefits is that they are necessary to attract and retain talented executives and keep them motivated to achieve strong performance. We believe that the very generous compensation these individuals receive as well as their fiduciary duties to shareholders should provide sufficient motivation for these executives to perform their duties. We also believe that shareholders should be given the right to approve or disapprove them.

We urge all shareholders to VOTE "FOR" this Proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

WE URGE YOU TO VOTE FOR THIS PROPOSAL

IBEW 202-728-6170

6170 —

Fax

To:	Roberta S. Karp General Counsel/Secretary Liz Claiborne, Inc.	From:	James Voye 202-728-6103
Fax:	20[illegible]	Pages following:	3
RE:	Shareholder Proposal	Date:	11/30/01

Correspondence

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

liz claiborne inc

December 13, 2001

VIA FACSIMILE (202-728-6170) FEDERAL EXPRESS

Trust for The International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005
Attn: Jeremiah J. O'Connor
Trustee

Re: Shareholder Proposal Dated November 30, 2001 (the "Proposal") to Liz Claiborne, Inc. (the "Company") on behalf of the Trust for The International Brotherhood of Electrical Workers' Pension Fund (the "Fund")

Dear Mr. O'Connor:

The Fund's November 30, 2001 letter to Roberta Karp, Senior Vice President - Corporate Affairs and General Counsel of Liz Claiborne, Inc., and received by the Company on November 30, 2001 ("your letter"), has been referred to me for reply.

Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, this letter shall serve as notice that the Fund's Proposal fails to satisfy a procedural or eligibility requirement of Rule 14a-8. As suggested by the SEC, for your reference, a copy of Rule 14a-8 is included with this letter.

You stated in your letter that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." As of now, we have not received any such letter or verification. Moreover, we have not been provided with any documentation, as required by Rule 14a-8(b), to prove that the Fund, at the time of submission of the Proposal, continuously held, for at least one year prior to the date the Fund submitted its Proposal, shares of Company Common Stock having at least $2,000 in market value or representing 1% of the outstanding shares of Company Common Stock. Our records do not list the Fund as a registered holder of Company Common Stock, and our search of public records indicates that the Fund has not filed stock ownership schedules or forms covering Company Common Stock with the Securities and Exchange Commission. Rule 14a-8(b)(2) tells you how to verify the Fund's eligibility in this regard.

Pursuant to Rule 14a-8(f), the Fund may correct this deficiency by providing appropriate supporting documentation, including, for example, a record holder's statement. Your response to this request must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days of your receipt of this letter. If you do not do so, we may exclude the Fund's proposal from our proxy materials. To transmit your reply electronically, please reply to my attention at the following fax number: 201-295-7851 or e-mail at chris_dinardo@liz.com; to reply by courier, please reply to my attention at One Claiborne Avenue, North Bergen, NJ 07047.

Please phone me at 201-295-7833 should you have any questions.

We appreciate your interest in the Company.

Sincerely,

Christopher T. Di Nardo
Associate Counsel

cc: James Voye
Roberta S. Karp, Esq.
Nicholas J. Rubino, Esq.

S:\Users\FIN\LEGAL\SHARED\CTD\Letter to Mr.O'Connor re Shareholders Proposal.doc
KL2:2130508.2

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you

submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to

print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Mellon

Mellon Trust

December 6, 2001

Ms. Roberta Schuhalter Karp
General Counsel and Secretary
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

RE: Executive Officer Severance Pay Agreements

Dear Ms. Karp:

Boston Safe Deposit and Trust Company/Mellon Trust is the custodian for the IBEW Pension Benefit Fund, which held 33,735 shares of Liz Claiborne, Inc. common stock on November 30, 2001. The fund has held at least $2,000 worth of Liz Claiborne, Inc. common stock for the past year.

The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of Liz Claiborne, Inc. common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Franc
Trust Officer

cc: Jim Voye, IBEW Pension Benefit Fund

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 7, 2002

Liz Claiborne, Inc.
One Claiborne Avenue
North Bergen, New Jersey 07047

Re: <u>Stockholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund</u>

Ladies and Gentlemen:

We have acted as special Delaware counsel to Liz Claiborne, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by the International Brotherhood of Electrical Workers' Pension Benefit Fund, a shareholder of the Company, which the shareholder has requested be included in the proxy statement of the Company for its 2002 annual meeting of shareholders. In this connection, you have asked our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the Proposal and its supporting statement.

We have assumed that the foregoing document, in the form thereof submitted to us for our review, has not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the document listed above for purposes of this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing document, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

RESOLVED, that the shareholders of Liz Claiborne, Inc. (the "Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as "golden parachutes."

The Supporting Statement reads as follows:

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interest than their board responsibilities to the company they are empowered to lead.

Our Company currently has very generous severance and change-in-control agreements with key executives that provide for payments and other benefits if the executive is terminated without "cause" of [sic] if a change in control occurs. For example, the Company's most recent proxy statement describes the payments to be made to Chairman of the Board and Chief Executive Officer Paul Charron:

> The Company has an employment agreement with Paul R. Charron.... The agreement also provides that if his employment is terminated either by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall receive a severance payment of $1.75 million....
>
> In January 2001, the Company entered into a severance agreement with Mr. Charron providing that in the event that within three years of a change in control of the Company (as defined in the agreement) Mr. Charron's employment is terminated by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall be entitled to receive a lump sum payment equal to three times his average base salary and bonuses for the three years preceding such termination or resignation, accelerated vesting of Mr. Charron's balances under the Company's SERP and the

> UDCP, and continued health and welfare benefits for three years. In the event that the payment and benefits to be received by Mr. Charron in such circumstances are in excess of 105% of the amount that would trigger "golden parachute" excise taxes under the Internal Revenue Code, the Company is required to pay Mr. Charron such additional amounts as may be necessary to place him in the same after tax position as if the payments or benefits had not been subject to such excise tax.

> The justification offered for the granting of these generous benefits is that they are necessary to attract and retain talented executives and keep them motivated to achieve strong performance. We believe that the very generous compensation these individuals receive as well as their fiduciary duties to shareholders should provide sufficient motivation for these executives to perform their duties. We also believe that shareholders should be given the right to approve or disapprove them.

> We urge all shareholders to VOTE "FOR" this Proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

Background

The General Corporation Law of the State of Delaware (the "General Corporation Law") authorizes the directors of a corporation to set the compensation of officers, directors and employees. Section 141(h) of the General Corporation Law provides that "[u]nless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors." 8 Del. C. § 141(h). Section 122 of the General Corporation Law provides, in pertinent part, that "[e]very corporation created under this chapter shall have the power to: ... (5) Appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). Additionally, Section 141(a) of the General Corporation Law provides for management of a corporation by the board of directors, stating that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a).

The power of the directors to manage the business and affairs of the corporation includes electing and compensating officers appropriately. See In re Walt Disney Co. Derivative

Litigation, 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("[G]enerally directors have the sole authority to determine compensation levels [of corporate employees] and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply because of a disabling factor") (citations omitted).

The Company previously entered into certain severance agreements with key employees (the "Severance Agreements"). We have been advised that the Severance Agreements are governed by the laws of the State of Delaware and, with your approval, have assumed that the Severance Agreements are valid, binding and enforceable under the laws of the State of Delaware.

Discussion

The Proposal requests that the board of directors of the Company (the "Board") seek shareholder approval for the Severance Agreements, as well as for any future agreements. We assume that if the shareholders do not approve the Severance Agreements, the Board would feel compelled to terminate or renegotiate the contracts. See, generally, Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), (involving attempt by stockholders to enter into agreement to influence the management of the business and affairs of the corporation).

The Company, however, is legally obligated to perform under the Severance Agreements. See Restatement (Second) Contracts § 1 ("A contract is a promise or set of promises for the breach of which the law gives a remedy or the performance of which the law in some way recognizes a duty"); Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989) ("When an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment").

While parties to a contract may agree to modify the terms of a contract, any unilateral elimination of benefits by the Company under the Severance Agreements, including a reduction of any benefits available to employees in the event of termination, would constitute an actionable breach of contract by the Company. See Sersun v. Morello, C.A. No. 1377-K, slip op. at 6 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration"); Lowe v. Bennett, 1994 WL 750378, **3 (Del. Super. 1994) ("Generally, no modification is valid without mutual consent and consideration"); Egan & Sons Air Conditioning Co. v. General Motors Corp., 1988 WL 47314, **11 (Del. Super. April 27, 1988) ("In Delaware, the consent of both parties and some consideration are required to support a modification"); De Cecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) ("A contract having been made, no modification of it could be brought about without the consent of both parties and without consideration"). A vote of the Company's shareholders will not authorize the Company to unilaterally terminate the Company's obligations under the Severance Agreements. See id. A unilateral termination by the Company of its obligations under the Severance Agreements, with or without shareholder approval, would be a violation of the law of the State of Delaware, entitling the non-breaching party to recover damages from the Company. See id; Duncan v. Theratx, Inc., 775 A.2d 1019, 1022 (Del. 2001) (stating that non-breaching party to a contract is entitled to recover expectation damages from breaching party).

Under Delaware law, the Company may not lawfully abrogate its existing contractual commitments to any of its employees by unilaterally terminating or eliminating benefits which were negotiated and agreed upon in a legal, binding and enforceable contract between the Company and the employee.

Opinion

Based upon and subject to the foregoing, and subject to the limitations stated below, it is our opinion that the Proposal as drafted would, if implemented, cause the Company to breach its contractual arrangements with officers who are currently parties to the Severance Agreements, in violation of Delaware contract law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/MMA/rbk

Christopher T. DiNardo 201-295-7833 Fax: 201-295-7851

LIZ CLAIBORNE, INC.

Fax

To:	OCC	**From:**	Christopher T. Di Nardo
Fax:	(202) 942-9528	**Pages:**	6
Phone:		**Date:**	February 27, 2002
Re:	Shareholder Proposal	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Liz Claiborne, Inc.
Incoming letter dated January 7, 2002

The proposal requests the board of directors to seek shareholder approval of all present and future executive officer severance pay agreements.

There appears to be some basis for your view that Liz Claiborne may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Liz Claiborne to breach its existing severance agreements. It appears this defect could be cured, however, if the proposal were revised to apply to approval of only future contractual obligations. Assuming the proponent provides Liz Claiborne with a proposal revised in this manner, within seven calendar days after receiving this letter, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

Grace K. Lee
Attorney-Advisor